Cadbury Schweppes plc (the “Company”)

Announcement of transactions in ordinary shares of 12.5p each and American Depositary Receipts
(“ADRs”) by Directors

The Company was notified on 7 April 2008 that, on 4 April 2008, the following non-executive directors of the Company acquired ordinary shares in the capital of the Company at a price of £5.76 per share, having elected to surrender part of their quarterly directors’ fees for this purpose:

Sanjiv Ahuja Wolfgang Berndt Roger Carr Guy Elliott The Lord Patten of Barnes	1,397 shares 1,744 shares 2,261 shares 1,488 shares 1,399 shares

The Company was notified on 7 April 2008 that, on 7 April 2008, the following non-executive directors of the Company acquired ADRs (each representing four ordinary shares in the capital of the Company) at a price of $46.66 per ADR, having elected to surrender part of their quarterly directors’ fees for this purpose:

Ellen Marram Raymond Viault	374 ADRs 374 ADRs

Following these transactions, the non-executive directors of the Company have total interests in ordinary shares in the capital of the Company as shown below:

Sanjiv Ahuja Wolfgang Berndt Roger Carr Guy Elliott Ellen Marram The Lord Patten of Barnes Raymond Viault	10,783 shares 89,811 shares 60,175 shares 4,933 shares 1,202 ADRs (representing 4,808 ordinary shares) 12,348 shares 4,575 ADRs (representing 18,300 ordinary shares)

The transactions in ordinary shares were carried out in London. The transactions in ADRs were carried out in New York.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

Contact:

J M Mills

Director of Group Secretariat

Tel: 020 7830 5176

8 April 2008